Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

Nine Months Ended September 30, 2014
(in millions)
Fixed Charges:
Interest cost and debt expense	$101
Interest allocable to rental expense (1)	5
Total	$106
Earnings:
Income before income tax expense (2)	$446
Income before income tax expense attributable to noncontrolling interests	(12)
Equity in income of 50 percent or less owned affiliated companies	(18)
Dividends received from 50 percent or less owned affiliated companies (3)	9
Fixed charges	106
Interest capitalized	(50)
Amortization of previously capitalized interest	1
Total	$482

Ratio of Earnings to Fixed Charges	4.5
(1) Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(2) Represents income before income tax expense for all consolidated entities, including Inland Corporation ("Inland"), Mid-Valley Pipeline Company ("Mid-Valley"), West Texas Gulf Pipe Line Company ("West Texas Gulf") and Price River Terminal, LLC ("PRT").
(3) Represents dividends received from equity-method investments, which excludes dividends from Inland, Mid-Valley, West Texas Gulf and PRT.